April 22, 2005	Juliana C. Capata
(415) 315-6337
juliana.capata@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Michele Anderson, Branch Chief

Re:	First Avenue Networks, Inc. (File No. 333-122684)

Dear Ms. Anderson:

On behalf of First Avenue Networks, Inc. (the “Company”), I am writing to respond to the staff’s comments in your letter to Sandra Thomas’ attention dated April 18, 2005 (the “Comment Letter”) relating to (i) the Form S-3 registration statement (the “Registration Statement”), filed by the Company on February 10, 2005 and amended on March 1, 2005 and April 4, 2005, (ii) the Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2004, filed by the Company on February 10, 2005, and (iii) the Form 8-K/A (the “Form 8-K”), filed by the Company on February 10, 2005.

Set forth below are responses to the specific comments made in the Comment Letter.

Form S-3

Summary, page 1

1.	Comment. Your summary continues to include very detailed and technical information about your business. For example, we note that you have included a lengthy description of “channel pops” in the second paragraph under “Our Company” in response to our prior comment 5, but the level of detail you provide may not be appropriate for a summary section. If you are unable to provide a clear, brief discussion of various aspects of your business such as channel pops, then consider moving the references to a more appropriate location in the prospectus. Revise the summary so that ordinary investors have a clear understanding of what you do and the services that you provide.

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

Response: We have revised the summary to address your comment and have also added a new section entitled “Business Overview” that contains additional detail with respect to the concepts introduced in the summary.

2.	Comment. Provide an estimated timeframe for your plans to grow your business as mentioned in the fourth paragraph under “Our Company” and for the expansion of your customer base discussed under “Development Stage.”

Response: The Company is unable to provide an estimated timeframe with respect to its growth plans as the length of time it will take it to identify customers, enter into long-term contracts with such customers and build the infrastructure necessary to service such customers is not entirely in its control. The Company has provided disclosure to this effect in the Registration Statement.

3.	Comment. Move the paragraph under “Development Stage” to a more prominent location within the summary to ensure that you adequately convey the limited status of your operations. Also revise this paragraph to quantify your operating and net losses and negative cash flows.

Response: The Company has revised the summary to address your comment by moving the paragraph under “Development Stage” to a more prominent location within the summary. In addition, the Company has revised this paragraph to quantify its historic operating and net losses and negative cash flows.

Risk Factors, page 3

Our FCC licenses may be canceled . . . .page 4

4.	Comment. Briefly explain the way in which the lease of spectrum was “highly constrained” prior to the passage of the FCC’s Secondary Market Initiative to provide a better understanding of how you may have potentially violated the FCC rules by entering into leases during that period. Also revise to specifically reference the FCC matter in this risk factor caption as requested in prior comment 8.

Response: The Company has revised this risk factor to clarify that prior to the passage of the FCC’s Secondary Market Initiative the FCC’s regulation of the lease of spectrum required a significant amount of legal documentation and could be costly. The Company has also disclosed the manner in which the FCC believes the Company may have violated FCC rules.

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

Our FCC licenses may not be renewed . . . page 4

5.	Comment. Clarify how you do not meet the substantial service guidance in light of your disclosure that your current service offerings are on a point-to-point basis. Is it because you have not constructed the required four links per channel? In addition, discuss your plans, if any, to address your non-compliance with the substantial service requirement either in another location in the prospectus or your amended Form 10-K.

Response: The Company has revised this risk factor to clarify that the FCC has not issued any specific renewal criteria or an official definition of “substantial service.” The FCC has only provided “safe harbor” guidelines with respect to substantial service. The risk factor also explains that the Company has not constructed four individual point-to-point links per channel per million persons in all market areas. Finally, the Company’s amended Form 10-K, under “Critical Accounting Matters and Significant Estimates”, addresses the Company’s plans with respect to compliance with substantial service requirements.

The volatility in the value of our licenses page 6

6.	Comment. Provide brief examples of what may cause future declines in your license values and what factors contribute to the volatility.

Response: In response, the Company has revised this risk factor as follows:

The volatility in the value of our licenses could cause volatility in the trading price of our stock.

At December 31, 2001, the market value of our licenses was approximately $50 million. During the year ended December 31, 2002, we recorded a charge to earnings of $24.8 million to reflect an impairment in license value. There have been no subsequent declines in license value. During 2004, we performed a valuation of our spectrum and determined that the fair market value of the spectrum was $89 million at December 31, 2004. In performing this evaluation, we identified a number of factors that are considered to be indicative of the value of FCC licenses, including (i) the increase in our public equity value; (ii) private purchases of similar licenses; and, (iii) the results of a recent FCC Auction for 24 GHz spectrum. Each of the factors was then quantified and weighted in deriving the estimated fair value. Future declines in the value of our licenses could result from external market conditions in the wireless communications industry as well as the telecommunications industry as a whole. Additionally, declines could occur as a result of lack of acceptance of the types of services that we offer or the development of more cost effective alternatives for delivering such services.

Future declines in our license value and the resulting impairment charge to earnings could result in a decline in our stock price.

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

Selling Stockholders, page 11

7.	Comment. Disclose the exercise price and any other material terms of the warrants issued to purchasers in the December 2004 private placement. See prior comment 14.

Response: The Company has disclosed the exercise price and term for the warrants issued to the purchasers in the December 2004 private placement.

8.	Comment. We note your response to our prior comment 19 and are reissuing that comment. Given that Loeb Partners Corporation is a registered broker-dealer and did not acquire the shares as compensation for underwriter activities, please revise to identify Loeb Partners Corporation as an underwriter.

Response: The Company has revised the disclosure to identify Loeb Partners Corporation as an underwriter.

Form 10-K for the year ended December 31, 2004

Item 7.	Management’s Discussion and Analysis . . .page 20

9.	Comment. As requested in prior comment 26, please revise your overview to address the most important matters on which management focuses in evaluating the company’s financial condition and operating performance.

Response: As requested, the Company has added a sentence to the end of the executive overview to address the most important matters on which management focuses in evaluating the Company’s financial condition and operating performance.

10.	Comment. Your response to our prior comment 27 states that the draft Form 10-K contains revisions in response to that prior comment, but no such revisions appear to have been made to the Form 10-K. For example:

•	We asked whether you expected the trend of substantial increases in your technical and network operations expenses, sales and marketing expenses and administrative costs and expenses to continue as well as the reasons for your belief.

•	We also asked how you expect your acquisition of Teligent’s assets will impact your operations and liquidity and capital resources going forward.

Please revise to address these issues in an amended Form 10-K.

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

Response: The Company has revised the “Executive Overview” and “Results of Operations” sections of Management’s Discussion and Analysis in the Form 10-K to address the points raised in this comment.

11.	Comment. In response to our prior comment 30, you provided justification for granting indefinite life treatment to the portfolio of FCC licenses and enumerated this in several bullet points added to your Critical Accounting Matters and Significant Estimates section of MD&A. However, in a manner that contradicts this assertion, you make the following statement in a later paragraph:

“... the Company does not currently meet the substantial service guidance provided by the FCC and may not be able to meet this requirement before the expiration date of its licenses, or the FCC may modify its definition of substantial service and, in the future, the Company may offer products for which the FCC establishes more stringent substantial service requirements. The Company may be unable to meet the FCC’s renewal requirements and could lose its licenses. The loss of some of its licenses could limit the expansion of the Company’s business and harm its operating results.”

This statement mirrors a portion of the explanation detailing one of the risks identified in the “Risks Related to our Business” section of the company’s amended S-3, filed April 4, 2005. While this qualification certainly warrants inclusion in MD&A, it casts uncertainty on the company’s likelihood of receiving license renewal and contradicts the company’s justification for accounting for the licenses as indefinite (useful) lived assets.

Please revise to address these issues in an amended Form 10-K.

Response: The Company acknowledges the staff’s continued concern regarding the disparity between this risk factor and the Company’s determination that the FCC licenses have indefinite lives. The Company has included the risk factor since its entire business is dependent on its maintaining its rights to its spectrum licenses. The Company thought it prudent to ensure that an investor understood the risk of investment in the Company because of the uncertainty regarding its license renewal. However, the Company considers the likelihood of losing its FCC licenses remote because of the following:

1. Under FCC rules, licenses are renewed based upon service provided as of the renewal date. The FCC does not consider service provided during the ten year period for which the licenses are granted. They merely consider whether “substantial service” is provided as of the renewal application date. As a result, the Company has been positioning itself to meet these requirements in 2007 and beyond.

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

2. The FCC has not issued specific regulations defining “substantial service” relating to renewals of 39 GHz and 24 GHz licenses. They have issued safe harbor guidelines. The FCC previously granted renewals to the Company’s predecessor for licenses for which it did not meet these safe harbor guidelines. In 2001, the FCC granted renewal applications for 64 licenses. The Company’s predecessor demonstrated service over the frequencies represented by these licenses at levels substantially below that outlined in the safe harbor regulations.

3. The Company’s business plan has always been to take whatever actions are required to preserve its FCC licenses. Based upon 1 above, it has taken a long-term view to position the Company to meet FCC requirements as of the renewal date. During the slow-down in the telecommunications industry, the Company positioned itself to protect its licenses by introducing its spectrum leasing products, ExpressLink and ExpressNet. As an operating market is emerging for fixed wireless broadband, the Company raised $94 million in December 2004 to provide the financial resources to build its mobile backhaul and fiber extension business. The Company believes that it has the resources in place to meet the staggered license renewal requirements.

4. The Company’s 930 licenses have renewal dates ranging from 2006 to 2011. As a result, the Company has a relatively long period to meet the “substantial service” requirements of the FCC on those licenses. The Company’s operating plan continues to evolve in response to changing market conditions but is based upon first selling capacity and then building broadband wireless connectivity for cellular backhaul and fiber extensions. Based upon these plans and the Company’s existing financial resources, the Company believes that it is well positioned to meet the FCC’s “substantial service” requirement as of the licenses’ renewal dates.

The Company has inserted the following language as the last paragraph in the first bullet point under “Critical Accounting Matters and Significant Estimates” to more fully explain to the reader why it considers its FCC licenses to be indefinite lived assets:

“The Company’s licenses are integral to its business. As a result, the Company believes that it must focus on protecting this valuable asset as its business plan evolves. With its recent $93 million equity raise, the Company has the resources to grow its cellular backhaul services. The Company continues to lease spectrum utilizing this non-capital intensive method to put more of its FCC licenses to work. The Company plans to introduce new product offerings utilizing its spectrum. Under its current business plan, the Company believes that it will meet the FCC’s “substantial service” requirement prior to its various license renewal dates. The Company will continue to periodically assess its progress toward meeting this requirement. If at any time the Company determines that it

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

will most likely not meet these requirements it will modify the life of the particular FCC licenses and begin amortizing the cost over the remaining license period.”

Form 8-K filed February 10, 2005

12.	Comment. Refer to your response to comment 32. We are not persuaded by your argument that the average market price including days before and after the announcement of the Teligent acquisition is not reflective of the price negotiated between the parties. Considering that the number of shares issued (or amount of other consideration) is not subject to change pursuant to the existing terms of the acquisition agreement, you should determine the fair value of the shares issued using the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced, in accordance with paragraph 22 of SFAS 141 and. the consensus on Issue 1 in EITF 99-12.

Please revise to address these issues in your upcoming Form 10-Q.

Response: The Company acknowledges the staff’s comments regarding basing its determination of the fair value of its common stock issued to acquire Teligent, Inc. on its trading value on days only prior to the announcement. The Company plans to modify its calculation to include days both prior and subsequent to the announcement. The Company will address these issues in its upcoming Form 10-Q.

*         *         *         *

I have enclosed revised drafts of the Form S-3 and Form 10-K, each marked to show changes made in response to the Comment Letter, as described above.

I intend to call you in the next day or so to get your thoughts on our responses. Thank you for your assistance and timely review of the filing.

Very truly yours,

/s/ Juliana C. Capata
Juliana C. Capata

United States Securities and Exchange Commission
Attention: Michele Anderson, Branch Chief	April 22, 2005

Enclosures

cc:	Derek Swanson
Sandra G. Thomas
Joel F. Freedman
Taylor J. Hart